EXHIBIT 20


                  COPY OF QUARTERLY REPORT TO STOCKHOLDERS

                            ROHM AND HAAS COMPANY
                              FIRST QUARTER 1998


                              ID: COVER GRAPHIC

FINANCIAL HIGHLIGHTS (Millions of dollars, except earnings per share)
---------------------------------------------------------------------
                                                First Quarter
                                       ------------------------------
                                                              Percent
                                         1998       1997      Change
                                       ------------------------------
Net sales                               $ 937      $ 986        (5)
Net earnings                              109        104         5
Net earnings per common share
    - Basic                             $1.76      $1.62         9
    - Diluted                           $1.73      $1.59         9
---------------------------------------------------------------------



              SALES BY BUSINESS GROUP
                Millions of dollars
---------------------------------------------------

PERFORMANCE POLYMERS           $618
CHEMICAL SPECIALTIES           $219     [PIE CHART]
ELECTRONIC MATERIALS           $100


            SALES BY CUSTOMER LOCATION
                Millions of dollars
---------------------------------------------------

                       NORTH AMERICA           $511
[PIE CHART]            EUROPE                  $260
                       ASIA-PACIFIC            $109
                       LATIN AMERICA           $ 57

                         =======================
                         == CHAIRMAN'S LETTER ==
                         =======================


Rohm and Haas's strong first quarter performance is testimony to our ability to overcome a variety of difficult external business conditions.

In the Asia-Pacific region, the economies and currencies weakened even more than we had expected. In Europe, currencies were also a negative factor. In Europe, Asia and Latin America, sales of our Agricultural Chemicals were down somewhat.

Yet Rohm and Haas's solid fundamentals kept volume and our earnings per share moving in the right direction.

Our gross profit margin for the first quarter of 1998 was 40%, the highest ever. That's proof that we are making steady progress on two fronts:

o We continue our emphasis on those regions and markets where we can add the most value for customers and shareholders alike.

o We are doing a good job of keeping unnecessary costs out of our operations. That commitment is just as important as our focus on the right products and markets.

Our margins also reflect lower prices for raw materials, which are down roughly 5%. Raw material costs should remain a favorable factor into next year, though it's too soon to know how much, and for how long.

Perhaps the most uncertain variable in our company's outlook is the continuing economic turmoil in the Asia-Pacific region. But enough good things are happening elsewhere that we do not need a recovery in Asia to turn in a solid performance for the year.


/s/ J. LAWRENCE WILSON
    J. Lawrence Wilson
    May 12, 1998

                 ========================================
                 == MANAGEMENT DISCUSSION AND ANALYSIS ==
                 ========================================


FIRST QUARTER 1998 VERSUS
FIRST QUARTER 1997

Earnings increased 5% in the first quarter of 1998 to $109 million from $104 million in the first quarter of 1997. Diluted earnings per common share were $1.73 compared to $1.59 in the 1997 period. AtoHaas sales were excluded from first quarter 1998 results of operations while NorsoHaas and China results were consolidated. The sale of the interest in AtoHaas, the purchase of the remaining 50% of NorsoHaas, already 50%-owned, and the consolidation of China were substantially completed in April 1998, effective January 1, 1998. On a comparable basis, volume increased 2%, sales decreased 1% and earnings increased 11%. The sales decrease on higher volume is primarily a result of weaker European and Asia-Pacific currencies. Strong European volume and a good performance in North America helped the company overcome poor business conditions in the Asia-Pacific region where volume and sales decreased 4% and 18%, respectively. Earnings increased as a result of higher overall volume, lower raw material costs and smooth plant operations. The increase in earnings per share also reflects the impact of the company's stock repurchase program.

In the first quarter of 1998, the company changed its financial reporting structure. Rohm and Haas will now report by three business segments to better reflect its technical strengths and focus on key markets: Performance Polymers, consisting of the Polymers and Resins, Monomers, Formulation Chemicals and Plastics Additives businesses; Chemical Specialties, consisting of the Agricultural Chemicals, Ion Exchange and Biocides businesses; and Electronic Materials, consisting of Shipley and Rodel, Inc., an affiliate. The 1997 presentation of sales and earnings has been restated to reflect these changes. In the restatement, 1997 results of AtoHaas are reported under Performance Polymers, while RohMax results are reported in the segment for both 1997 and 1998. The sale of RohMax is expected to be completed during the second quarter of 1998.

Performance Polymers earnings were $83 million, up 6% compared to the prior year. Sales were down 7% to $618 million from $668 million in 1997, largely as a result of the absence of AtoHaas. On a comparable basis, excluding the effect of AtoHaas, NorsoHaas and China results (consolidated in 1998), volume increased 2% and sales decreased 2%, while earnings increased 14%. The sales decrease on higher volume is primarily a result of unfavorable currencies in Europe and Asia-Pacific. This affected the Polymers and Resins business in particular where, despite higher volume, sales were flat. In Asia-Pacific, volume and sales were down, reflecting generally unfavorable economic conditions in the region. The earnings increase, despite weaker currencies in Europe and Asia-Pacific, is a result of higher volume in Polymers and Resins in North America, lower raw material prices and improved margins in Plastics Additives.

Chemical Specialties earnings of $29 million for the first quarter of 1998 were up slightly versus the prior-year period. Volume decreased
2% and sales were down 4%. The volume and sales decreases are primarily a result of lower volume and sales in the Agri-cultural Chemicals business caused by lower demand for Dithane and the impact of weaker currencies in Europe and Asia-Pacific. These factors also affected earnings negatively. The Ion Exchange Resins business improved earnings with strong volume increases in key markets, including Europe. Biocides also contributed to earnings as a result of improved plant operations versus the first quarter of 1997.

Electronic Materials earnings of $13 million were up 8% from the 1997 period. Sales increased 10% and volume increased 7%. The increase in sales is the result of higher volume for Shipley Company in North America and Europe. Asia-Pacific sales were flat, while earnings were down slightly. This reflects the negative impact of the weakened economies in that region. Earnings were driven largely by sales growth, but also reflect the contribution of Rodel, Inc., an affiliate that was 26%-owned at quarter end. In early April 1998 the company purchased an additional 5% interest in this affiliate.

Corporate expenses totaled $16 million in 1998, compared to $14 million in last year's first quarter, in part due to higher exploratory research expense.

On a comparable basis, sales decreased 1%. The first quarter gross profit margin of 40% was up from 37% in the prior-year period, benefiting from higher production volume, smooth plant operations and 5% lower raw material costs. Selling prices were flat but currency fluctuations were unfavorable.

Selling, administrative and research (SAR) expenses increased slightly for the quarter versus the 1997 period and reflected the net effect of higher research expense and lower selling and administrative expense due to the absence of AtoHaas costs. Interest expense was flat, while affiliate earnings were $2 million compared to 1997 earnings of $3 million. The prior year includes affiliate earnings of AtoHaas Europe.

The effective tax rate for the first quarter of 1998 was 34%, up slightly from 33% for the first quarter of 1997.


LIQUIDITY, CAPITAL RESOURCES
AND OTHER FINANCIAL DATA

Cash provided by operating activities during the first quarter decreased versus the prior year primarily as a result of seasonal increases of $72 million in receivables, net and $10 million in inventories from historically low 1997 year-end balances. Though not affecting cash flows, other current assets increased $83 million from year-end and include the net assets of AtoHaas, which have been deconsolidated in accordance with the agreement to sell this business that was initiated in January and signed in April 1998 effective January 1, 1998.

Free cash flows for the first quarter of 1998 versus the prior-year period were as follows:

                                Quarter Ended
                                  March 31,
                               ---------------
                               1998       1997
                               ---------------
Cash provided by
  operating activities         $ 35       $108
Capital additions               (34)       (58)
Dividends                       (31)       (29)
                               ---------------
Free cash flow                 $(30)      $ 21
                               ---------------

Fixed asset additions during the first three months of 1998 totaled
$34 million, compared to $58 million in the prior year. The decrease reflects the absence of significant projects that were active during the first quarter of 1997, such as the completion of capacity expansion in Texas. Spending for the full year is expected to be in the same range as total 1997 spending, or approximately $250 million, and will include spending on emulsions capacity in Europe and Asia-Pacific, an Ion Exchange Resins plant in China, further investment in the Electronic Materials businesses and new monomers projects in Texas.

On May 4, 1998, the board of directors declared a regular quarterly dividend of $.50 per common share and $.6875 per preferred share, payable June 1, 1998, to stockholders of record on May 15, 1998 and, at the annual meeting of stockholders, a resolution was approved to increase the number of authorized shares of common stock from 100 million shares to 200 million shares.

The debt-to-capital ratio, calculated without the reduction to stockholders' equity for the ESOP transaction, was 24% at the end of the quarter, compared with 23% at year-end 1997. (Debt-to-capital is total debt divided by the sum of total debt, minority interest, shareholders' equity and ESOP shares.) During the 1998 quarter, the company repurchased 285,000 shares of common stock at a cost of $27 million.

During the quarter, expense before tax of $5 million was recorded for environmental remediation, compared to $2 million for the first quarter of 1997. In the prior-year period, there were charges of $27 million resulting largely from an unfavorable arbitration decision related to the Woodland, New Jersey sites. These charges were offset by a $25 million increase in insurance recoveries receivable resulting from agreements reached during that quarter with certain insurance carriers. The 1998 charge includes the aggregation of smaller environmental accruals.

In 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," which establishes standards for reporting comprehensive income and its components. The company adopted this standard in the first quarter of 1998. As permitted under the standard, the company will present the components of comprehensive income in its Statement of Consolidated Stockholders' Equity. Because this Statement is not part of the company's required interim reporting, comprehensive income is disclosed in a note to the financial statements.

Also in 1997, the FASB issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" and SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Both standards establish guidance for disclosure in annual financial statements. The company expects its business segment reporting under SFAS No. 131 will be consistent with the changes in its financial reporting structure incorporated in this quarter's report. The company will adopt the disclosures prescribed by both statements in its 1998 annual report as required.

               ============================================
               == ROHM AND HAAS COMPANY AND SUBSIDIARIES ==
               ============================================


SALES BY BUSINESS GROUP AND CUSTOMER LOCATION   (Millions of dollars)
------------------------------------------------------------------------------
FIRST QUARTER 1998 AND 1997
------------------------------------------------------------------------------

                   Performance     Chemical        Electronic
                   Polymers        Specialties     Materials         Total
                   -----------     -----------     ----------     -----------
                   1998   1997*    1998   1997*    1998  1997*    1998   1997*
                   -----------     -----------     ----------     -----------
North America      $387   $424     $ 78   $ 71     $ 46   $40     $511   $535
Europe              157    154       79     84       24    21      260    259
Asia-Pacific         46     57       33     46       30    30      109    133
Latin America        28     33       29     26       --    --       57     59
                   -----------     -----------     ----------     -----------
Total              $618   $668     $219   $227     $100   $91     $937   $986
                   -----------     -----------     ----------     -----------

*Restated to reflect the 1998 change in financial reporting structure.



PHYSICAL VOLUME CHANGE
CURRENT QUARTER RELATIVE TO YEAR-EARLIER QUARTER
-----------------------------------------------------------------------
                                Percent         CUSTOMER        Percent
BUSINESS GROUP                  Change          LOCATION        Change
-----------------------------------------------------------------------
Performance Polymers               3            North America     --
Chemical Specialties              (2)           Europe            17
Electronic Materials               7            Asia-Pacific      (4)
                                                Latin America     (6)
-----------------------------------------------------------------------
Worldwide                          3            Worldwide          3
-----------------------------------------------------------------------

NET EARNINGS BY BUSINESS GROUP AND CUSTOMER LOCATION
-----------------------------------------------------------
                                      Quarter Ended
                                        March 31,
                                ---------------------------
                                   1998           1997*
                                ---------------------------
BUSINESS GROUP                    (Millions of dollars)
                                ---------------------------
Performance Polymers               $ 83           $ 78
Chemical Specialties                 29             28
Electronic Materials                 13             12
Corporate                           (16)           (14)
-----------------------------------------------------------
    Total                          $109           $104
-----------------------------------------------------------
CUSTOMER LOCATION
North America                      $ 83           $ 67
Europe                               31             30
Asia-Pacific                          6             15
Latin America                         5              6
Corporate                           (16)           (14)
-----------------------------------------------------------
    Total                          $109           $104
-----------------------------------------------------------

Corporate includes non-operating items such as interest income and expense, corporate governance costs and corporate exploratory research.

*Restated to reflect the 1998 change in financial reporting structure.



ANALYSIS OF CHANGE IN BASIC PER-SHARE EARNINGS
CURRENT PERIOD RELATIVE TO YEAR-EARLIER PERIOD
------------------------------------------------------------
                                                  $/Share
GROSS PROFIT                                    (after-tax)
                                               -------------
Selling prices                                     $ .01
Physical volume and product mix                      .07
Raw material costs                                   .14
Other manufacturing costs                            .13
Currency effect on gross profit                     (.22)
------------------------------------------------------------
    Increase in gross profit                         .13
------------------------------------------------------------
OTHER CAUSES
Selling, administrative and research expenses*      (.03)
Share of affiliate earnings                         (.02)
Reduction in outstanding shares of common stock      .06
------------------------------------------------------------
    Increase from other causes                       .01
------------------------------------------------------------
Increase in basic per-share earnings               $ .14
------------------------------------------------------------

*Amounts shown are on a U.S. dollar basis and include the impact of currency movements compared to the prior-year period.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED EARNINGS  (Subject to Year-end Audit)
--------------------------------------------------------------------
                                            Quarter Ended March 31,
                                           -------------------------
                                                 1998        1997
                                           -------------------------
CURRENT EARNINGS                             (Millions of dollars)
                                           -------------------------
Net sales                                     $   937     $   986
Cost of goods sold                                564         625
--------------------------------------------------------------------
Gross profit                                      373         361

Selling and administrative expense                150         154
Research and development expense                   52          45
Interest expense                                   10          10
Share of affiliate net earnings                     2           3
Other income, net                                  (3)         --
--------------------------------------------------------------------
Earnings before income taxes                      166         155
Income taxes                                       57          51
--------------------------------------------------------------------
NET EARNINGS                                  $   109     $   104
Less preferred stock dividends                      2           2
--------------------------------------------------------------------
NET EARNINGS APPLICABLE TO
   COMMON SHAREHOLDERS                        $   107     $   102
--------------------------------------------------------------------

NET EARNINGS PER COMMON SHARE:
   - Basic                                    $  1.76     $  1.62
   - Diluted                                     1.73        1.59

Common dividends                              $   .50     $   .45

Average number of common shares
   outstanding (000's)                         60,771      62,976
--------------------------------------------------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
STATEMENTS OF CONSOLIDATED CASH FLOWS   (Subject to Year-end Audit)
------------------------------------------------------------------------
                                               Quarter Ended March 31,
                                             ---------------------------
                                                  1998           1997
                                             ---------------------------
CASH FLOWS FROM OPERATING ACTIVITIES             (Millions of dollars)
                                             ---------------------------
Net earnings                                     $ 109          $ 104
Adjustments to reconcile net earnings
   to cash provided by operating activities:
      Depreciation                                  69             65
      Deferred income taxes                         (8)            (4)
      Accounts receivable                         (110)           (79)
      Inventories                                  (37)            11
      Accounts payable and accrued liabilities     (54)           (61)
      Income taxes payable                          42             35
      Other working capital changes, net             1             (3)
      Other, net                                    23             40
------------------------------------------------------------------------
      Net cash provided by operating activities     35            108
------------------------------------------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to land, buildings and equipment         (34)           (58)
Dividends from (investments in) affiliates, net      9             --
------------------------------------------------------------------------
      Net cash used by investing activities        (25)           (58)
------------------------------------------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of long-term debt             4             --
Purchases of treasury stock                        (27)           (30)
Repayments of long-term debt                       (34)            (1)
Net change in short-term borrowings                 67             52
Payment of dividends                               (31)           (29)
Other, net                                          (4)            (4)
------------------------------------------------------------------------
      Net cash used by financing activities        (25)            12
------------------------------------------------------------------------
Effect of exchange rate changes on cash             --             --
------------------------------------------------------------------------
      NET INCREASE (DECREASE) IN CASH
         AND CASH EQUIVALENTS                    $ (15)         $  38
------------------------------------------------------------------------

See notes to consolidated financial statements.

Rohm and Haas Company and Subsidiaries
CONSOLIDATED BALANCE SHEETS   (Subject to Year-end Audit)
-----------------------------------------------------------------------------
                                          MARCH 31,   December 31,  March 31,
                                             1998          1997        1997
                                         ------------------------------------
ASSETS                                           (Millions of dollars)
                                         ------------------------------------
Current assets:
   Cash and cash equivalents               $   25        $   40      $   49
   Receivables, net                           827           755         920
   Inventories (note d)                       469           459         472
   Prepaid expenses and other assets          226           143         125
-----------------------------------------------------------------------------
      Total current assets                  1,547         1,397       1,566
-----------------------------------------------------------------------------
Land, buildings and equipment               4,397         4,492       4,364
Less accumulated depreciation               2,468         2,484       2,317
-----------------------------------------------------------------------------
      Net land, buildings and equipment     1,929         2,008       2,047
-----------------------------------------------------------------------------
Other assets                                  432           495         406
-----------------------------------------------------------------------------
                                           $3,908        $3,900      $4,019
-----------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable                           $  134        $   97      $  196
   Accounts payable and accrued
      liabilities                             594           669         606
   Accrued income taxes                       125            84         107
-----------------------------------------------------------------------------
      Total current liabilities               853           850         909
-----------------------------------------------------------------------------
Long-term debt                                514           509         559
Employee benefits                             413           410         409
Other liabilities                             266           334         371

Stockholders' equity:
   $2.75 Cumulative convertible preferred
      stock (note f)                          123           126         129
   Common stock: shares
      issued -- 78,652,380                    197           197         197
   Additional paid-in capital                 129           135         138
   Retained earnings                        2,404         2,325       2,111
-----------------------------------------------------------------------------
                                            2,853         2,783       2,575
   Less: Treasury stock (note g)              837           820         646
   Less: ESOP shares                          136           138         144
   Other comprehensive income                 (18)          (28)        (14)
-----------------------------------------------------------------------------
      Total stockholders' equity            1,862         1,797       1,771
-----------------------------------------------------------------------------
                                           $3,908        $3,900      $4,019
-----------------------------------------------------------------------------

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
-----------------------------------------------------------------------------

(A) These interim financial statements are unaudited, but, in the opinion of management, all adjustments, which are of a normal recurring nature, have been made to present fairly the company's financial position, results of operations and cash flows. Certain prior year amounts in the Statements of Cash Flows have been restated to conform to current year presentation. These financial statements should be read in conjunction with the financial statements, accounting policies and the notes included in the company's annual report for the year ended December 31, 1997.

(B) The company is a party in various government enforcement and private actions associated with former waste disposal sites. The company is also involved in potential remediations at some of its manufacturing facilities. At March 31, 1998, the reserves for remediation were $146 million, compared to $147 million at December 31, 1997.
    Insurance recoveries receivable were $3 million at March 31, 1998 and $19 million at December 31, 1997, the change resulting largely from collections in the quarter. The company is in the midst of lawsuits over insurance coverage for environmental liabilities. It is the company's practice to reflect environmental insurance recoveries in the results of operations for the quarter in which litigation is resolved through settlement or other appropriate legal process. Recoveries typically determine coverage for both past and future environmental spending. The amounts charged to earnings before tax for environmental remediation, net of insurance, were $5 million in the first quarter of 1998 and $2 million in the first quarter of 1997. In the 1997 period, there were charges of $27 million resulting largely from an unfavorable arbitration decision related to the Woodland, New Jersey sites. These charges were offset by a $25 million increase in insurance recoveries receivable resulting from agreements reached during that quarter with certain insurance carriers. The 1998 charge includes the aggregation of smaller environmental accruals.

    In addition to accrued environmental liabilities, the company has reasonably possible loss contingencies relating to environmental matters of approximately $65 million. The company has also identified other sites, including its larger manufacturing facilities in the United States, where future environmental remediation expenditures may be required, but these expenditures are not reasonably estimable at this time. The company believes that these matters, when ultimately resolved, which may be over the next decade, will not have a material adverse effect on the consolidated financial position of the company, but could have a material adverse effect on consolidated results of operations in any given year.

(C) The company and its subsidiaries are parties to litigation arising out of the ordinary conduct of its business. The company is also a subject of an investigation by U.S. Customs into the labeling of some products imported into the U.S. from some of the company's non-U.S. locations. Recognizing the amounts reserved for such items and the uncertainty of the outcome, it is the company's opinion that the resolution of all pending lawsuits and claims will not have a material adverse effect, individually or in the aggregate, upon the results of operations and the consolidated financial position of the company.

(D) Inventories consist of:
    (Millions of dollars)

                        MAR. 31,   Dec. 31,   Mar. 31,
                         1998       1997       1997
                       ---------   --------  ---------
Finished products and
  work in process        $359       $352       $372

Raw materials and
  supplies                110        107        100
                         ----       ----       ----

Total inventories        $469       $459       $472
                         ----       ----       ----


(E) The components of first quarter 1998 comprehensive income are as follows (millions of dollars):

    Net income                          $109
    Other comprehensive income,
      net of tax: Foreign currency
      translation adjustment              (4)
                                        ----
    Comprehensive income                $105
                                        ----

(F) The number of preferred shares issued and outstanding were:

    March 31, 1998                 2,465,614
    December 31, 1997              2,522,926
    March 31, 1997                 2,579,842

(G) The number of common treasury shares were:

    March 31, 1998                17,955,809
    December 31, 1997             17,776,731
    March 31, 1997                15,719,055


Dithane is a trademark of Rohm and Haas Company.

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                              ROHM AND HAAS

                          APPENDIX TO EXHIBIT 20


             (Pursuant to Part 232.304(a) of Regulation S-T)


  Graphic                      Description/Cross Reference
-----------     ----------------------------------------------------------
Cover           An illustration of a chemical molecule and words
                "First Quarter 1998"

Pie Charts      Description included in introduction to Exhibit 20
                (not incorporated by reference)